SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant

to Rule 13d-1(a) and Amendments thereto Filed

Pursuant to Rule 13d-2(a)

(Amendment No. 3)*

VALCOM, INC.

____________________________________________________________

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001

____________________________________________________________

(Title of Class of Securities)

918888t-40-9

(CUSIP Number)

COPY TO:

Silvana Costa Manning
4 Whitfield Court

Boonton Twp., New Jersey 07005

(973) 257-7214

_____________________________________________________________________________________________

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 6, 2011

_____________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 3 Pages)

________________________
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 918888t-40-9

13D

Page 2 and 3

1.		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Silvana Costa Manning
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3.		SEC USE ONLY
4.		SOURCE OF FUNDS IN
5.		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.		CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 23,389,706
	8.	SHARED VOTING POWER 23,889,706
	9.	SOLE DISPOSITIVE POWER 23,389,706
	10.	SHARED DISPOSITIVE POWER 23,889,706
11.		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,889,706
12.		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES ☐ CERTAIN SHARES*
13.		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 47.65%
14.		TYPE OF REPORTING PERSON * IN

CUSIP No. 918888t-40-9

13D

Page 3 and 3

STATEMENT ON SCHEDULE 13D

The following constitutes Amendment No. 3 (“Amendment No. 3”) to the Schedule 13D filed by the undersigned.  This Amendment No. 3 amends the Amendment No. 2 to schedule 13D as specifically set forth.

Item 3 is hereby amended and restated in its entirety to read as follows:

In November 2010, the Reporting Person purchased 10,758,904 shares of the Issuer’s common stock for an aggregate purchase price equal to $141,210.62. The source of funding for this purchase was through personal funds.

In December 2010, the Reporting Person purchased 7,330,802 shares of the Issuer’s common stock for an aggregate purchase price equal to $94,084.82. The source of funding for this purchase was through personal funds.

In addition, in December 2010, 500,000 shares of the Issuer were purchased for a defined benefit account in the name of Gregory Manning, the husband of the Reporting Person, for an aggregate purchase price equal to $7,240.69.

In January 2011, the Reporting Person purchased 5,300,000 shares of the Issuer’s common stock for an aggregate purchase price equal to $63,920.90. The source of funding for this purchase was through personal funds.

Item 5(a) and 5(b) are hereby amended and restated in their entirety to read as follows:

 (a)-(b) The aggregate number of shares of Common Stock and percentage of the outstanding Common Stock of the Issuer beneficially owned by Ms. Manning is as follows:

Aggregate Number of Shares	Number of Shares: Sole Power to Vote or Dispose	Number of Shares: Shared Power to Vote or Dispose	Approximate Percentage*
23,889,706	23,389,706	23,889,706	47.65%

* Based on 50,138,158 shares of Common Stock outstanding as of August 18, 2010, as disclosed in the Issuer’s Quarterly Report on Form 10-Q/A for the three months ended June 30, 2010.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 14, 2011

/s/ Silvana Costa Manning___ Silvana Costa Manning